1400 –400 Burrard Street Vancouver, BC V6C 3A6	info@sandstormltd.com www.sandstormgold.com	NYSE.MKT SAND TSX SSL
– P 604 689 0234	– T 1 866 584 0234
– F 604 689 7317

December 5, 2016

VIA EDGAR CORRESPONDENCE

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sandstorm Gold Ltd.
Form 40-F for Year Ended December 31, 2015 (“Form 40-F”)
Filed March 30, 2016
File No. 001-35617

Dear Mr. Decker:

As Chief Financial Officer of Sandstorm Gold Ltd. (the “Company”), I am responding to your letter dated November 22, 2016 (the “Comment Letter”). To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.

Form 40-F for Fiscal Year Ended December 31, 2015

Controls and Procedures, page 3

1.	Please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2015 considering that your internal control over financial reporting was not effective as of the same date. Specifically, please explain why the material weakness you identified in your internal control over financial reporting did not impact the effectiveness of your disclosure controls and procedures. Please also tell us why you did not state that your internal control over financial reporting was ineffective as required by General Instruction B(6)(c)(3) to Form 40-F.

Response:

In response to this comment and our discussions with the Staff, including on November 23, 2016 and November 29, 2016, we will promptly file an amended Form 40-F with the following changes:

1.    We will replace the last sentence that currently appears under the heading Controls and Procedures – Disclosure Controls and Procedures on page 3 of the Form 40-F with the following revised disclosure:

“Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, as a result of a material weakness in internal control over financial reporting, the Company’s disclosure controls and procedures were not effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.”

2.    We will replace the third sentence in the last paragraph that currently appears under the heading Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting on page 3 of the Form 40-F with the following revised disclosure:

“In connection with the assessment, management identified a material weakness relating to the review control over the impairment of long-lived assets and because of this material weakness management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015.”

3.    We will file with the amended Form 40-F an amended Exhibit 99.2 (Annual Report for the year ended December 31, 2015, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2015), and replace the last sentence under the heading Management’s Discussion and Analysis – Other – Disclosure Controls and Procedures on page 34 of Exhibit 99.2 with the following revised disclosure:

“Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2015, as a result of a material weakness in internal control over financial reporting, the disclosure controls and procedures (as defined in Rule 13(a) – 15(e) under the Securities Exchange Act of 1934) were not effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

4.    We will replace the fourth sentence in the third paragraph under the heading Management’s Discussion and Analysis – Other – Management’s Report on Internal Control Over Financial Reporting that currently appears on page 34 of Exhibit 99.2 with the following disclosure in the amended Exhibit 99.2:

“In connection with the assessment, management identified a material weakness relating to the review control over the impairment of long-lived assets and because of this material weakness management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015.”

We understand that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me directly at (604) 628-1109 with any questions or comments.

Sincerely,

/s/ Erfan Kazemi

Erfan Kazemi, CFO

cc: Suying Li

Angela Lumley

John Koenigsknecht

PAGE 3